Jupiter acquisition corporation
11450 SE Dixie Hwy

Hobe Sound, FL 33455

September 10, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention: Liz Packebusch

Re:	Jupiter Acquisition Corporation Registration Statement on Form S-1 File No. 333-248411

Dear Ms. Packebusch:

Jupiter Acquisition Corporation (the “Company”) previously requested that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-248411), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Thursday, September 10, 2020, or as soon thereafter as possible.

The Company hereby wishes to withdraw such request for acceleration.

If you have any questions related to this letter, please contact Jason T. Simon of Greenberg Traurig, P.A. at (703) 749-1386.

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Sincerely, jupiter acquisition corporation
By:	/s/ James N. Hauslein
Name: James N. Hauslein
Title: Chief Executive Officer